FOR RELEASE July 7, 2010, 4:05 p.m. EDT

Pure Nickel Reports Operating High hlights and Results for the Six Months Ended May 31, 2010.

TORONTO: July 7, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today released its operating highlights for the quarter ended May 31, 2010, and its financial results for the six months then ended.

Second quarter operating highlights

MAN Alaska

The MAN Alaska property continued to be a main focus during the quarter. The property is currently operating under a joint venture agreement with ITOCHU Corporation of Tokyo. On March 25, 2010 ITOCHU exercised its right to vest a 30% interest in the property in consideration for having funded US $6.5 million on exploration over the past two years, committing to a US $7.5 million budget for 2010, and paying a US $500,000 vesting fee. Two drills are currently turning and the 2010 summer drilling program is expected to complete approximately 8,000 metres. Additional geophysical surveys are being conducted contemporaneously and are being used to further define target selection.

Rainbow, Nunavut

Pure Nickel recently expanded the Rainbow property by 19 claims increasing the size of the property to 200 square kilometres. The property covers an anomaly which was discovered by Falconbridge-Noranda during a nickel exploration program in 2004 and was found to host several gold occurrences. One of the discoveries that was drill tested assayed 13.1 grams of gold per tonne (g/t) over 2.14 metres. Pure Nickel is currently designing an exploration and prospecting field program. Dallas Davis, P.Eng is the designated Qualified Person for this project.

Tower Extension, Manitoba

Rockcliff Resources Inc. is proceeding to earn-in to the Tower Extension VMS claims. This property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt. For 2010, Rockcliff’s plans are to initiate exploration to include the completion of gridding, a surface geophysical survey and a diamond drilling program of at least 2,500 metres.

Nuvilik, Quebec

During the quarter Pure Nickel was informed by Minergy Ltd. that it was terminating the option agreement for the Nuvilik property. The property is located in the central part of the Cape Smith Belt approximately 90 km south of the coastal Inuit community of Salluit, and 80 km west-south-west of the Raglan Mine complex. Pure Nickel is currently determining the next steps for the property.

Milford, Utah

Pure Nickel has an interest through a subsidiary in a copper property in Milford, Utah. The property is currently under option agreement to Western Utah Copper Company (WUCC). In June, 2009, Pure Nickel filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under the agreement. WUCC filed an answer and counterclaim, and in August, 2009, Pure Nickel filed a response to the counterclaim. The company believes that the counterclaim is without merit, and is of the opinion that the most likely outcome is that the claims will revert back to Pure Nickel. Failing that, Pure Nickel believes that the actions taken will ensure that the net smelter royalty agreement remains in place and is confirmed by the court. However, the outcome of litigation is always uncertain. On May 18, 2010, WUCC and its parent Copper King Mining Corporation filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. Pure Nickel is ensuring that its interests are protected and is actively monitoring the process.

Results for the six months ended May 31, 2010

Pure Nickel reported that at May 31, it had cash and short-term investments of $5.7 million, an increase from $5.4 million at its November 30, 2009 year end. The company reported that its net loss was in line with expectations: $953,000 ($0.01 per share) for the three months ended May 31, 2010, compared to a net loss of $493,000 ($0.01 per share) for three months ended May 31, 2009, and a net loss of $1,347,000 ($0.02 per share) for the six months ended May 31, 2010, compared with a net loss of $818,000 ($0.01 per share) in the prior year. The increase in the loss from the prior year was as a result of the timing of certain bonus payments and stock option grants; other expenses were unchanged. For further information refer to Pure Nickel’s consolidated interim financial statements and the accompanying management discussion and analysis on the company’s website at www.purenickel.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

Investor Relations

CHF Investor Relations has recently been engaged to focus on audience-building in eastern Canada. The Howard Group remains under contract to Pure Nickel Inc. and will focus its energies in western Canada. Together, the two IR firms will be able to cooperatively utilize their resources and broadcast Pure Nickel’s success and value to a growing audience. In connection with the new roles of the IR firms, Pure Nickel’s Board of Directors has granted an aggregate of 400,000 stock options. The options have an exercise price of $0.30, at a term of three years, vest immediately and are subject to the terms and conditions of the company’s Stock Option Plan.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Alison Tullis
Senior Account Manager
T. (416) 868-1079
Email: Alison@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com